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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                         (Amendment No. 21 (Revised) )*


                            Magellan Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   559092-40-8
                         ------------------------------
                                 (CUSIP Number)


                             Richard G. Brown, Esq.
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  April 1, 1997
         ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 CUSIP No.  559092-40-8                            Page  2   of   11   Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 1        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

             William A. Fresh
--------------------------------------------------------------------------------
 2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3        SEC Use Only


--------------------------------------------------------------------------------
 4        Source of Funds (See Instructions)

             N/A
--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
 6        Citizenship or Place of Organization

             United States
--------------------------------------------------------------------------------
                   7      Sole Voting Power

                             1,469,636
   Number of     ---------------------------------------------------------------
     Shares         8     Shared Voting Power
  Beneficially
   Owned by                  2,096,332
      Each       ---------------------------------------------------------------
   Reporting        9      Sole Dispositive Power
     Person
      With                    1,469,636
                 ---------------------------------------------------------------
                  10      Shared Dispositive Power

                             2,096,332
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

             3,565,968
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)                                                      |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

             25.5%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

             IN
--------------------------------------------------------------------------------

 CUSIP No.  559092-40-8                            Page  3   of   11   Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 1        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

             Reva Luana Fresh
--------------------------------------------------------------------------------
 2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3        SEC Use Only


--------------------------------------------------------------------------------
 4        Source of Funds (See Instructions)

             N/A
--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
 6        Citizenship or Place of Organization

             United States
--------------------------------------------------------------------------------
                   7      Sole Voting Power

                             -0-
 Number of       ---------------------------------------------------------------
   Shares           8     Shared Voting Power
Beneficially
 Owned by                    2,096,332
    Each         ---------------------------------------------------------------
 Reporting         9      Sole Dispositive Power
   Person
    WITH                     -0-
                 ---------------------------------------------------------------
                  10      Shared Dispositive Power

                             2,096,332
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

             2,096,332
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)                                                      |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

             15.4%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

             IN
--------------------------------------------------------------------------------

 CUSIP No.  559092-40-8                            Page  4   of   11   Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 1        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

             WAF Investment Company
--------------------------------------------------------------------------------
 2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3        SEC Use Only


--------------------------------------------------------------------------------
 4        Source of Funds (See Instructions)

             WC
--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
 6        Citizenship or Place of Organization

             Utah
--------------------------------------------------------------------------------
                   7      Sole Voting Power

                             -0-
    Number of    ---------------------------------------------------------------
      Shares        8     Shared Voting Power
   Beneficially
    Owned by                 853,000
       Each      ---------------------------------------------------------------
    Reporting      9      Sole Dispositive Power
      Person
       With                  -0-
                 ---------------------------------------------------------------
                  10      Shared Dispositive Power

                             853,000
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

             853,000
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)                                                      |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

             6.3%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

             PN
--------------------------------------------------------------------------------

 CUSIP No.  559092-40-8                            Page  5   of   11   Pages

                                  SCHEDULE 13D



--------------------------------------------------------------------------------
      This Revised Amendment No. 21 to the Schedule 13D of William A. Fresh, Reva Luana Fresh and WAF Investment Company amends and supplements, and should be read in conjunction with, the Schedule 13D filed on October 1, 1992, Amendment No. 1 thereto filed on December 9, 1992, Amendment No. 2 thereto filed on February 9, 1993, Amendment Nos. 3, 4, 5, 6, 7, 8 and 9 thereto filed on May 24, 1994, Amendment No. 10 thereto filed on October 4, 1994, Amendment Nos. 11, 12, 13, 14, 15, 16, 17, 18, 19 and 20 thereto filed on February 24, 1997 and
Amendment No. 21 thereto filed on May 8, 1997. This revision is being filed to include in the number of shares beneficially owned by William A. Fresh a previously unreported currently exercisable option to purchase 250,000 shares and 75,000 shares held by Mr. Fresh as Custodian for the benefit of a family member. In addition, this revision is being filed because Mr. Fresh's actual beneficial ownership is 24,000 shares less than his reported ownership. An attempt has been made to reconcile the difference without success. It is believed that the difference is due to gifts made by Mr. Fresh during 1994 and 1995.
--------------------------------------------------------------------------------

Item 1. Security and Issuer

      (a) Title of Class of Equity Securities: Common Stock, $0.0001 par value (the "Common Stock")

      (b)   Name of Issuer:  Magellan Technology, Inc. (the "Issuer")

      (c) Address of Issuer's Principal Executive Office: 990 West Atherton Drive, Salt Lake City, UT 84123

Item 2. Identity and Background

      (a)   Name: William A. Fresh ("WA  Fresh")
                  Reva Luana Fresh ("RL Fresh")
                  WAF Investment Company ("WAF")

      (b)   Residence address for WA Fresh and RL Fresh and business address for
            WAF:

                  2238 East Gambel Oak Drive, Sandy, Utah 84092

      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  WA Fresh is the Chief Executive Officer and Chairman of the Board of the Issuer; RL Fresh is not employed outside of the home; and WAF is in the business of investments.

      (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                  None

      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with

 CUSIP No.  559092-40-8                            Page  6   of   11   Pages

                                  SCHEDULE 13D



            respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                  None

      (f)   Citizenship of WA Fresh and RL Fresh:  United States
            Citizenship of WAF: Utah

Item 3. Source and Amount of Funds or Other Consideration

            On April 1, 1997, WAF acquired 53,000 shares of the Common Stock from another shareholder of the Issuer (the "Seller"), in a private transaction, at a purchase price of $.37/share.

            In addition, on April 1, 1997, the Issuer granted to WA Fresh an option to purchase 250,000 shares of the Common Stock. Such option was immediately exercisable at a price of $.37/share. No consideration was paid by WA Fresh for the option.

Item 4. Purpose of Transaction

            On April 1, 1997, WAF entered into a Stock Purchase and Sale Agreement (the "Agreement") with the Seller. Pursuant to the terms of the Agreement, WAF purchased 53,000 shares of the Common Stock from the Seller. The shares of the Common Stock acquired by WAF were acquired for investment purposes.

            In addition, on April 1, 1997, the Issuer granted to WA Fresh an option to purchase 250,000 shares of the Common Stock. Such option was immediately exercisable at a price of $.37/share. No consideration was paid by WA Fresh for the option.

            WA Fresh, RL Fresh and WAF reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, WA Fresh, RL Fresh and WAF presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) The aggregate number of shares of the Common Stock beneficially owned by WA Fresh is 3,565,968 shares, which includes (i) 1,010,598 shares of the Common Stock held by WA Fresh in his own name, (ii) 50,000 shares of the Common Stock held by WA Fresh and RL Fresh as the trustees of The Reva Luana Fresh Family Living Trust, (iii) 108,338 shares of the Common Stock underlying currently exercisable warrants held by WA Fresh, (iv) 250,700 shares of the Common Stock underlying currently exercisable options held by WA Fresh, (v) 853,000 shares of the Common Stock held by WAF of which WA Fresh and RL Fresh are the general partners, (vi) 1,133,332 shares of the Common Stock held by RL Fresh, over which WA Fresh, by virtue of his spousal relationship with RL Fresh, may be deemed to share voting and investment power, (vii) 60,000 shares of the Common Stock held by RL Fresh as Custodian for the benefit of two family members, over which WA Fresh, by virtue of his spousal relationship with RL Fresh, may be deemed to share voting and investment power, (viii) 75,000 shares of the Common Stock held by WA Fresh as Custodian for the benefit of a family member and (ix) 25,000 shares held by the William A. Fresh and Reva Luana Fresh Charitable Remainder Trust

 CUSIP No.  559092-40-8                            Page  7   of   11   Pages

                                  SCHEDULE 13D



            (the "Charitable Remainder Trust"). The 3,565,968 shares of the Common Stock represent 25.5% of the outstanding shares of the Issuer.

            The aggregate number of shares of the Common Stock beneficially owned by RL Fresh is 2,096,332 shares, which includes (i) 853,000 shares of the Common Stock held by WAF, of which WA Fresh and RL Fresh are the general partners, (ii) 1,133,332 shares of the Common Stock held by RL Fresh in her own name, (iii) 60,000 shares of the Common Stock held by RL Fresh as Custodian for the benefit of two family members and (iv) 50,000 shares of the Common Stock held by RL Fresh and WA Fresh as the trustees of The Reva Luana Fresh Family Living Trust. The 2,096,332 shares of the Common Stock represent 15.4% of the outstanding shares of the Issuer.

            The aggregate number of shares of the Common Stock beneficially owned by WAF is 853,000 shares, which represent 6.3% of the outstanding shares of the Issuer.

      (b) WA Fresh has the sole power to vote, direct the vote, dispose and direct the disposition of (i) the 1,010,598 shares of the Common Stock held in his own name, (ii) the 108,338 shares of the Common Stock underlying currently exercisable warrants held by WA Fresh,
            (iii) the 250,700 shares of the Common Stock underlying currently exercisable options held by WA Fresh, (iv) the 75,000 shares of the Common Stock held by WA Fresh as Custodian for the benefit of a family member and (v) the 25,000 shares held by the Charitable Remainder Trust.

            Due to their spousal relationship, WA Fresh may be deemed to share with RL Fresh the power to vote, direct the vote, dispose of and direct the disposition of (i) the 1,133,332 shares of the Common Stock held in the name of RL Fresh and (ii) the 60,000 shares of the Common Stock held by RL Fresh as Custodian for the benefit of two family members. In addition, WA Fresh and RL Fresh, as the general partners of WAF, share the power to vote, direct the vote, dispose and direct the disposition of the 853,000 shares of the Common Stock held in the name of WAF. Lastly, WA Fresh and RL Fresh, as the trustees of The Reva Luana Fresh Family Living Trust, share the power to vote, direct the vote, dispose and direct the disposition of the 50,000 shares held in the name of such trust. Neither RL Fresh nor WAF have the sole power to vote, direct the vote, dispose or direct the disposition of any shares of the Common Stock.

      (c) On February 10, 1997, the Charitable Remainder Trust entered into a separate Stock Purchase and Sale Agreement with another shareholder of the Issuer. Pursuant to the terms of such Stock Purchase and Sale Agreement, the Charitable Remainder Trust purchased 25,000 shares of the Common Stock from such shareholder on each of February 10, 1997 and May 1, 1997 and will purchase another 25,000 shares of the Common Stock from such shareholder on each of August 1, 1997 and November 1, 1997.

            On April 1, 1997, WAF entered into the Agreement with the Seller. Pursuant to the terms of the Agreement, WAF purchased 53,000 shares of the Common Stock from the Seller.

            In addition, on April 1, 1997, the Issuer granted to WA Fresh an option to purchase 250,000 shares of the Common Stock.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the above-discussed shares of the Common Stock.

 CUSIP No.  559092-40-8                            Page  8   of   11   Pages

                                  SCHEDULE 13D



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            On February 10, 1997, the Charitable Remainder Trust entered into a separate Stock Purchase and Sale Agreement with another shareholder of the Issuer. Pursuant to the terms of such Stock Purchase and Sale Agreement, the Charitable Remainder Trust purchased 25,000 shares of the Common Stock from such shareholder on each of February 10, 1997 and May 1, 1997 and will purchase another 25,000 shares of the Common Stock from such shareholder on each of August 1, 1997 and November 1, 1997.

            On April 1, 1997, WAF entered into the Agreement with the Seller. Pursuant to the terms of the Agreement, WAF purchased 53,000 shares of the Common Stock from the Seller.

Item 7. Material to Be Filed as Exhibits

            Attached hereto as Exhibit A is the written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

            Attached hereto as Exhibit B is a copy of the Stock Purchase and Sale Agreement dated February 10, 1997.

            Attached hereto as Exhibit C is a copy of the Stock Purchase and Sale Agreement dated April 1, 1997.

 CUSIP No.  559092-40-8                            Page  9   of   11   Pages

                                  SCHEDULE 13D



                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 12, 1998                         /s/ RICHARD G. BROWN
------------------------------------      -------------------------------------
Date                                      William A. Fresh, by Richard G. Brown,
                                          Attorney-in-Fact  pursuant  to a Power
                                          of Attorney  dated November 7, 1996, a
                                          manually  signed  copy of  which is on
                                          file   with   the    Commission    and
                                          incorporated herein by this reference



February 12, 1998                         /s/ RICHARD G. BROWN
------------------------------------      --------------------------------------
Date                                      Reva Luana Fresh, by Richard G. Brown,
                                          Attorney-in-Fact  pursuant  to a Power
                                          of Attorney  dated November 7, 1996, a
                                          copy  of  which  is on file  with  the
                                          Commission and incorporated  herein by
                                          this reference


                                          WAF Investment Company,
                                             a Utah limited partnership


February 12, 1998                         By:/s/ RICHARD G. BROWN
------------------------------------      --------------------------------------
                                          William A. Fresh,  General Partner, by
                                          Richard  G.  Brown,   Attorney-in-Fact
                                          pursuant to a Power of  Attorney dated
                                          February 14, 1997, a copy of  which is
                                          on  file  with  the   commission   and
                                          incorporated herein by this reference

 CUSIP No.  559092-40-8                            Page  10   of   11   Pages

                                  SCHEDULE 13D



                               INDEX TO EXHIBITS




    Exhibit             Description
-----------------      ---------------------------------------------------------


       A                Written  agreement  relating  to the  filing  of a joint
                        statement  as  required  by  Rule  13d-1(f)   under  the
                        Securities Exchange Act of 1934.

       B                Stock  Purchase and Sale  Agreement  dated  February 10,
                        1997.

       C                Stock Purchase and Sale Agreement dated April 1, 1997.

 CUSIP No.  559092-40-8                            Page  11   of   11   Pages

                                  SCHEDULE 13D


                                   EXHIBIT A
                                   ---------


                                   AGREEMENT
                                   ---------

      Each of the  undersigned  agrees  that this  Revised  Amendment  No. 21 to
Schedule 13D relating to equity securities of Magellan Technology, Inc. shall be filed on behalf of the undersigned.




February 12, 1998                         /s/ RICHARD G. BROWN
------------------------------------      --------------------------------------
Date                                      William A. Fresh, by Richard G. Brown,
                                          Attorney-in-Fact  pursuant  to a Power
                                          of Attorney  dated November 7, 1996, a
                                          manually  signed  copy of  which is on
                                          file   with   the    Commission    and
                                          incorporated herein by this reference



February 12, 1998                         /s/ RICHARD G. BROWN
------------------------------------      --------------------------------------
Date                                      Reva Luana Fresh, by Richard G. Brown,
                                          Attorney-in-Fact  pursuant  to a Power
                                          of Attorney  dated November 7, 1996, a
                                          copy  of  which  is on file  with  the
                                          Commission and incorporated  herein by
                                          this reference


                                          WAF Investment Company,
                                             a Utah limited partnership


February 12, 1998                         By:/s/ RICHARD G. BROWN
------------------------------------      --------------------------------------
Date                                      William A. Fresh,  General Partner, by
                                          Richard  G.  Brown,   Attorney-in-Fact
                                          pursuant to a Power of  Attorney dated
                                          February 14, 1997,  a copy of which is
                                          on  file  with  the   commission   and
                                          incorporated herein by this reference

                                                                       EXHIBIT B
                                                                       ---------
                       STOCK PURCHASE AND SALE AGREEMENT



      THIS STOCK PURCHASE AND SALE AGREEMENT is made as of February 10, 1997, by and among CFT Management, a Nevada corporation ("CFT"), Ballard Investment, a limited partnership organized under the laws of the State of Utah ("Ballard") and William A. Fresh, Trustee of the William A. and Reva Luana Fresh Charitable Remainder Trust dated November 25, 1996 (the "Trust"), Ballard and Trust are sometimes herein referred to individually as a "Purchaser" and collectively as "Purchasers."

      THE PARTIES HEREBY AGREE as follows:

      1.    Purchase and Sale.

            1.1 Sale and Issuance of Common Stock. Subject to the terms and conditions of this Agreement, Purchasers agree to purchase and CFT agrees to sell to Purchasers 200,000 shares of the Common Stock ("Shares") of Magellan Technology, Inc. ("Magellan") at a purchase price of $.375 per Share. Of the 200,000 Shares to be purchased, each of the Purchasers will purchase 25,000 Shares on each of February 10, 1997, May 1, 1997, August 1, 1997 and November 1, 1997.

            1.2 Closings. The initial purchase and sale of the Shares shall take place at the offices of Kimball, Parr, Waddoups, Brown & Gee on February 10, 1997, or at such other time and place as CFT and the Purchasers mutually agree upon (the initial purchase and sale and each subsequent purchase and sale are designed as a "Closing"). At the initial Closing and at each subsequent Closing, CFT shall deliver to Purchasers certificates representing the number of Shares which each Purchaser is purchasing against delivery to CFT by Purchasers of cash or a certified bank cashier's or other check reasonably acceptable to CFT for the purchase price then due.

            1.3 Option. To further induce Ballard to purchase the Shares being purchased by Ballard, CFT hereby grants to Ballard an option, exercisable in full or part, at anytime prior to midnight on November 30, 1997, to purchase an additional 100,000 Shares at an exercise price of $.375 per Share. The option may be exercised by Ballard at anytime and from time to time by delivery of a notice of exercise, together with cash or certified check in payment for the Shares being purchased.

      2. Representations and Warranties of the Company. CFT hereby represents and warrants to Purchasers that:

            2.1 Incorporation. CFT is a corporation duly organized and validly existing, is in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

            2.2 Authorization. All corporate action on the part of CFT and its officers and directors and shareholders necessary for the authorization, execution, delivery and performance of all obligations of CFT under this Agreement and for the authorization, issuance and delivery of the Shares being sold hereunder has been or shall be taken prior to the Closings, and this Agreement, when executed and delivered, shall constitute a valid and legally binding obligation of CFT.

            2.3 No liens. All of the Shares are owned solely by CFT and have not been pledged, hypothecated or otherwise subjected to any claim, lien, encumbrance or security interest in favor of any person. When sold and transferred as provided in this Agreement, Purchasers will acquire good and marketable title to the Shares free of any such lien, claim or encumbrance whatsoever.

            2.4 Value of Shares. CFT acknowledges, agrees and represents that it, through its President, Donald P. Cox, is fully informed with respect to the business, financial condition and business prospects of Magellan, of which
Donald P. Cox is a director, including without limitation, the business, financial condition and business prospects of SkyHook Technologies, Inc. ("SkyHook"), a wholly-owned subsidiary of Magellan of which Donald P. Cox has served as an officer and director. CFT further acknowledges, agrees and represents that the decision to sell the Shares is a result of an unexpected change in the employment and personal circumstances of Donald P. Cox and is not based upon any solicitation or representation by Purchasers or any other person. CFT also acknowledges, agrees and represents that the price to be paid by Purchasers for the Shares is based upon arms-length negotiations between CFT and the Purchasers which were initiated by CFT. Finally, CFT acknowledges that the Shares may in the future increase substantially in value based upon projected increases in sales, revenue and income of Magellan, attributable in part to projected sales, revenues and income of SkyHook and has, nevertheless, determined to complete the sale of the Shares to Purchasers.

      3. Representations and Warranties of Purchasers. Purchasers represent and warrant to CFT as follows:

            3.1 Authorization. This Agreement has been authorized by each of Purchasers and, when executed and delivered by Purchasers, will constitute the valid and legally binding obligation of each Purchaser.

            3.2  Accredited  Status.   Each  of  Purchasers  is  an  "accredited
investor" as that term is defined in Rule 501 promulgated under the Securities Act of 1933 (the "Act").

      4.    Securities Act of 1933.

            4.1   Investment Representation.

                  (a) This Agreement is made with Purchasers in reliance upon Purchasers' representations to Magellan, which by its acceptance hereof, each Purchaser hereby confirms (and authorizes Magellan to rely upon) that the Shares to be received will be acquired for investment for an indefinite period for its own account and not with a view to the sale or distribution of any part thereof, and that it has no present intention of selling or otherwise distributing the same, but subject, nevertheless, to any requirement of law that the disposition of its property shall at all times be within its control. By executing this Agreement, each Purchaser further represents it does not have any contract, undertaking, agreement or arrangement with any person to sell or transfer to such person any of the Shares.

                  (b) Purchasers understand that the Shares are not and may never be registered under the Act on the ground that the sale provided for in this Agreement and the transfer of the Shares is exempt pursuant to the Act and that Magellan's reliance on such exemption is predicated on Purchasers' representations set forth herein.

                  (c) Each Purchaser agrees that in no event will it make a disposition of any of the Shares unless the Shares shall have been registered under the Act or until (i) it shall have notified Magellan with a statement of the circumstances surrounding the proposed disposition and (ii) it shall have furnished Magellan with an opinion of counsel reasonably satisfactory to

Magellan to the effect that (A) such disposition will not require registration of such Shares under the Act, and (B) that appropriate action necessary for compliance with the Act has been taken.

                  (d) Each Purchaser represents that it is able to fend for itself in the transaction contemplated by this Agreement, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, has the ability to bear the economic risks of his investment and has been furnished with and has had access to such information as would be made available in the form of a registration statement together with such additional information as is necessary to verify the accuracy of the information supplied and to have all questions which have been asked, answered.

                  (e) Each Purchaser understands that if a registration statement covering the Shares under the Act is not in effect when it desires to sell any of the Shares, it may be required to hold such Shares for an indeterminate period. Each Purchaser also acknowledges that it understands that any sale of the Shares which might be made by it in reliance upon Rule 144 under the Act may be made only in limited amounts in accordance with the terms and conditions of that Rule.

            4.2   Legends.   All   certificates   for  the  Shares   shall  bear
substantially the following legend:

            "THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED BY THE HOLDER FOR INVESTMENT PURPOSES. SAID SHARES MAY NOT BE SOLD OR TRANSFERRED UNLESS (A) THEY HAVE BEEN REGISTERED UNDER SAID ACT, OR (B) THE COMPANY'S TRANSFER AGENT IS PRESENTED WITH EITHER A WRITTEN OPINION SATISFACTORY TO COUNSEL FOR THE COMPANY OR A `NO-ACTION' OR INTERPRETIVE LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE CIRCUMSTANCES OF SUCH SALE OR TRANSFER."

      5.    Miscellaneous.

            5.1 Entire Contract. Except as specifically referenced herein, this Agreement constitutes the entire contract among the parties hereto concerning the subject matter hereof and no party shall be liable or bound to the other in any manner by any warranties, representations or covenants except as specifically set forth herein. Any previous agreement among the parties related to the transactions described herein is superseded hereby. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

            5.2  Governing  Law.   This  Agreement  shall  be  governed  by  and
construed under the laws of the State of Utah.

            5.3  Titles  and  Subtitles.   The  titles  of  the  paragraphs  and
subparagraphs of this Agreement are for convenience and are not to be considered in construing this Agreement.

            5.4 Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by registered or certified mail, addressed to a party at its address hereinafter shown below its signature or at such other address as such party may designate by ten (10) days advance written notice to the other party.

            5.5 Survival of Warranties. The warranties and representations of CFT contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing hereunder.

      IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first written above.

 CFT MANAGEMENT, a Nevada corporation



                                       By  /s/ DONALD P. COX
                                         ---------------------------------------
                                           Donald P. Cox, President


                                       BALLARD INVESTMENT, a limited partnership
                                          organized  under the laws of the State
                                          of Utah



                                       By  /s/ M. RUSSELL BALLARD
                                         ---------------------------------------
                                           M. Russell Ballard, General Partner


                                       THE WILLIAM A. FRESH AND REVA LUANA
                                           FRESH CHARITABLE REMAINDER TRUST,
                                              dated November 25, 1996



                                       By  /s/ WILLIAM A. FRESH
                                         ---------------------------------------
                                           William A. Fresh, Trustee

                                                                       EXHIBIT C
                                                                       ---------

                       STOCK PURCHASE AND SALE AGREEMENT



      THIS STOCK PURCHASE AND SALE AGREEMENT is made as of April 1, 1997, by and among The Reginald Hughes Family Limited Partnership ("Hughes") and those purchasers whose names and addresses appear on the signature page of this Agreement, sometimes herein referred to individually as a "Purchaser" and collectively as "Purchasers."

      THE PARTIES HEREBY AGREE as follows:

      1.    Purchase and Sale.

            1.1 Sale and Issuance of Common Stock. Subject to the terms and conditions of this Agreement, Purchasers agree to purchase and Hughes agrees to sell to Purchasers 100,000 shares of the Common Stock ("Shares") of Magellan Technology, Inc. ("Magellan") at a purchase price of $.37 per Share, allocated among Purchasers as set forth on the signature page.

            1.2 Closings. The purchase and sale of the Shares shall take place at the offices of Kimball, Parr, Waddoups, Brown & Gee on April 1, 1997, or at such other time and place as Hughes and the Purchasers mutually agree upon (the "Closing"). At the Closing, Hughes shall deliver to Purchasers certificates representing the number of Shares which each Purchaser is purchasing against delivery to Hughes by Purchasers of cash or a certified bank cashier's or other check reasonably acceptable to Hughes for the purchase price.

      2.    Representations  and  Warranties  of  the  Company.   Hughes  hereby
represents and warrants to Purchasers that:

            2.1 Incorporation. Hughes is a limited partnership duly organized and validly existing under the laws of the State of Utah and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

            2.2 Authorization. All action on the part of Hughes and its General Partner necessary for the authorization, execution, delivery and performance of all obligations of Hughes under this Agreement and for the authorization, sale and delivery of the Shares being sold hereunder has been or shall be taken prior to the Closing, and this Agreement, when executed and delivered, shall constitute a valid and legally binding obligation of Hughes.

            2.3 No liens. All of the Shares are owned solely by Hughes and have not been pledged, hypothecated or otherwise subjected to any claim, lien, encumbrance or security interest in favor of any person. When sold and transferred as provided in this Agreement, Purchasers will acquire good and marketable title to the Shares free of any such lien, claim or encumbrance whatsoever.

            2.4 Value of Shares. Hughes acknowledges, agrees and represents that it, through its General Partner, Reginald L. Hughes, is fully informed with respect to the business, financial condition and business prospects of Magellan, of which Reginald L. Hughes is a director and chief financial officer, including without limitation, the business, financial condition and business prospects of SkyHook Technologies, Inc. ("SkyHook"), a wholly-owned subsidiary of Magellan of
 .

which Reginald L Hughes is an officer and director. Hughes further acknowledges, agrees and represents that the decision to sell the Shares is a result of pressing and immediate personal financial circumstances and is not based upon any solicitation or representation by Purchasers or any other person. Hughes also acknowledges, agrees and represents that the price to be paid by Purchasers for the Shares is based upon arms-length negotiations between Hughes and the Purchasers which were initiated by Hughes. Finally, Hughes acknowledges that the Shares may in the future increase substantially in value based upon projected increases in sales, revenue and income of Magellan, attributable in part to projected sales, revenues and income of SkyHook and has, nevertheless, determined to complete the sale of the Shares to Purchasers.

      3. Representations and Warranties of Purchasers. Purchasers represent and warrant to Hughes that this Agreement has been authorized by each of Purchasers and, when executed and delivered by Purchasers, will constitute the valid and legally binding obligation of each Purchaser.

      4.    Securities Act of 1933.

            4.1   Investment Representation.

                  (a) This Agreement is made with Purchasers in reliance upon Purchasers' representations to Magellan, which by his acceptance hereof, each Purchaser hereby confirms (and authorizes Magellan to rely upon) that the Shares to be received will be acquired for investment for an indefinite period for his own account and not with a view to the sale or distribution of any part thereof, and that he has no present intention of selling or otherwise distributing the same, but subject, nevertheless, to any requirement of law that the disposition of his property shall at all times be within his control. By executing this Agreement, each Purchaser further represents he does not have any contract, undertaking, agreement or arrangement with any person to sell or transfer to such person any of the Shares.

                  (b) Purchasers understand that the Shares are not and may never be registered under the Act on the ground that the sale provided for in this Agreement and the transfer of the Shares is exempt pursuant to the Act and that Magellan's reliance on such exemption is predicated on Purchasers' representations set forth herein.

                  (c) Each Purchaser agrees that in no event will he make a disposition of any of the Shares unless the Shares shall have been registered under the Act or until (i) he shall have notified Magellan with a statement of the circumstances surrounding the proposed disposition and (ii) he shall have furnished Magellan with an opinion of counsel reasonably satisfactory to Magellan to the effect that (A) such disposition will not require registration of such Shares under the Act, and (B) that appropriate action necessary for compliance with the Act has been taken.

                  (d) Each Purchaser represents that he is able to fend for himself in the transaction contemplated by this Agreement, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of his investment, has the ability to bear the economic risks of his investment and has been furnished with and has had access to such information as would be made available in the form of a registration statement together with such additional information as is necessary to verify the accuracy of the information supplied and to have all questions which have been asked, answered.

                  (e) Each Purchaser understands that if a registration statement covering the Shares under the Act is not in effect when he desires to sell any of the Shares, he may be required to hold such Shares for an indeterminate period. Each Purchaser also acknowledges that he understands that any sale of the Shares which might be made by him in reliance upon Rule 144 under the Act may be made only in limited amounts in accordance with the terms and conditions of that Rule.

            4.2   Legends.   All   certificates   for  the  Shares   shall  bear
substantially the following legend:

            "THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED BY THE HOLDER FOR INVESTMENT PURPOSES. SAID SHARES MAY NOT BE SOLD OR TRANSFERRED UNLESS (A) THEY HAVE BEEN REGISTERED UNDER SAID ACT, OR (B) THE COMPANY'S TRANSFER AGENT IS PRESENTED WITH EITHER A WRITTEN OPINION SATISFACTORY TO COUNSEL FOR THE COMPANY OR A `NO-ACTION' OR INTERPRETIVE LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE CIRCUMSTANCES OF SUCH SALE OR TRANSFER."

      5.    Miscellaneous.

            5.1 Entire Contract. Except as specifically referenced herein, this Agreement constitutes the entire contract among the parties hereto concerning the subject matter hereof and no party shall be liable or bound to the other in any manner by any warranties, representations or covenants except as specifically set forth herein. Any previous agreement among the parties related to the transactions described herein is superseded hereby. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

            5.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Utah.

            5.3  Titles  and  Subtitles.   The  titles  of  the  paragraphs  and
subparagraphs of this Agreement are for convenience and are not to be considered in construing this Agreement.

            5.4 Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by registered or certified mail, addressed to a party at its address hereinafter shown below its signature or at such other address as such party may designate by ten (10) days advance written notice to the other party.

            5.5 Survival of Warranties. The warranties and representations of Hughes and Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing hereunder.

      IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first written above.

                                   THE REGINALD HUGHES FAMILY LIMITED
                                      PARTNERSHIP


                                   By /s/ REGINALD L. HUGHES
                                     -------------------------------------------
                                      Reginald L. Hughes, General Partner

                                   THE WILLIAM A. FRESH INVESTMENT
                                      COMPANY


                                   By /s/ WILLIAM A. FRESH
                                     -------------------------------------------
                                      William A. Fresh, President
                                      Address:  2238 East Gambel Oak Drive
                                                Sandy, Utah  84092
                                      No. of Shares:    53,000



                                   /s/ DOUGLAS M. ANGUS
                                   ---------------------------------------------
                                       Douglas M. Angus
                                       Address:    589 East 2150 West
                                                   Bountiful, Utah 84010
                                       No. of Shares:    20,000



                                   /s/ BLAIR K. BLACKER
                                   ---------------------------------------------
                                       Blair K. Blacker
                                       Address:  c/o  SkyHook Technologies, Inc.
                                                 1216 South 1580 West, Suite B
                                                 Orem, Utah 84058
                                       No. of Shares:    13,500



                                   /s/ IRVING MONCLOVA
                                   ---------------------------------------------
                                       Irving MonClova
                                       Address:    1064 Heather Gate Court
                                                   Lexington, Kentucky 40511
                                       No. of Shares:    13,500